June 10, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 7, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Registration Statement on Form S-1
Use of Proceeds, page 10
Project Feasibility Study and Business Model, page 10

Comment 1. We partially reissue comment two of our letter dated May 11, 2011. Please clarify which aspects of the feasibility study and business model will be prepared by you and which aspects will be prepared by your licensors. In this regard, also clarify any differences in the preparation of such feasibility studies and business models that may depend upon which licensor you are working with on such project. In addition, please discuss how the determination whether to proceed or not will be made.

Response:   In response to this comment, we have revised the Company’s disclosure relative to the project feasibility study and business model. Please see page 10 and the other related disclosure elsewhere in the registration statement.

Comment 2.  In this regard, please clarify and provide additional detail on your disclosure that the “feasibility study will include a business model which will be prepared by one of our licensors, which we will determine” in the penultimate paragraph of page 19 and the similar statement in the first paragraph under Project Feasibility Study and Business Model on page 27.

Response:  In response to this comment, we have revised the Company’s disclosure relative to the project feasibility study and business model. Please see pages 19 and 27.

Comment 3. We reissue comment three of our letter dated May 11, 2011. We note your disclosure in the last paragraph of page 10 that “[o]ur licensors have stated that each feasibility study will generally cost between $25,000 up to a maximum of $100,000 according to the complexity of each potential location.” This disclosure and your disclosure earlier on the same page that your “business plan calls for the implementation of one biomass project over the first twelve months,” appears to indicate that most of the proceeds allocated to business development costs relate to the list of possible expenses described in the last paragraph of page 10. In light of this, please provide additional detail on how you intend to allocate the proceeds for business development costs for different possible projects. For example, consider adding additional line items to disclose the constituent parts of the “Business development costs for biomass operations” line item in your tabular disclosure on page 10 with appropriate narrative disclosure explaining any variations among different levels of proceeds.

Response:  In response to this comment, we have provided additional detail on how the Company intends to allocate the proceeds for business development costs. We have also added a line item to the Company’s tabular disclosure on page 10.

Dilution, page 13

Comment 4. We read your response to our prior comment four: however, it appears that you have included a license agreement valued at $250,000 in your net tangible book value at February 28, 2011. It appears to us that your net tangible book value at February 28. 2011 would be $165,692, excluding this intangible asset. Please advise or revise your disclosure and dilution calculations accordingly.

Response: In response to this comment, we have revised our disclosure and dilution calculations. Please see page 13.

Comment 5. Since you have updated your dilution information to February 28, 2011, please revise to remove the disclosure regarding the adjustments to net tangible book value. As a result of the update, these amounts are now included in your historical financial statements.

Response: In response to this comment, we have revised our disclosure regarding the adjustments to net tangible book value. Please see page 13.

Information with Respect to the Registrant, page 19
Description of Business, page 19

Comment 6. We partially reissue comment six of our letter dated May 11, 2011. Please clearly discuss the company’s role in the biomass projects, including which aspects of the feasibility study and business model will be prepared by you and which aspects will be prepared by your licensors and the anticipated roles of the company and its licensors once a biomass project has received project funding and approval.

Response:  In response to this comment, we have revised the Company’s disclosure to clearly discuss the Company’s role in the biomass projects. Please see page 19.

Comment 7.  Please provide a more detailed discussion of the feasibility study and the business plan. In addition, provide a clearer discussion of the role of the feasibility study in determining whether to proceed with a particular project. Clarify how the feasibility study will be used to determine whether to proceed or reject a particular project. If a feasibility study may be used to reject a particular project, clarify the company’s business plan if a project is rejected.

Response:  In response to this comment, we have provided more detailed disclosure of the feasibility study and business plan.

Comment 8. We partially reissue comments seven and 15 of our letter dated May 11, 2011. We note that you deleted disclosure regarding meetings “with entities and persons with available funds to finance projects” and discussions with “certain landowners” on pages 32 and 34 respectively. Please advise us of why you have deleted such disclosure and reconcile such previous statements with your disclosure in various locations throughout your prospectus that indicate that you have not engaged in any discussions or negotiations, preliminary or otherwise, with any joint venture/partner. Furthermore, to the extent you bring back such disclosure, please discuss in greater detail the potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects.

Response:  In response to this comment, please note that the Company determined to delete such disclosures because it determined initial discussions with certain landowners to be preliminary in scope and not material from the perspective of leading to a potential project, joint venture, strategic alliance or any other type of business agreement.  The Company will however endeavor to disclose any and all information that is deemed to be material, whether in the Registration Statement or, subsequent to effectiveness, in its Securities Exchange Act filings, including Form 8-K.  To date, the Company has not entered into any business development arrangements or other agreements.

Comment 9. Please expand the disclosure to discuss your business plan once the feasibility study has been completed and financing has been obtained.

Response: In response to this comment, we have revised the Registration Statement to expand the Company’s disclosure to include the Company’s business plan once the feasibility study has been completed and financing has been obtained.

Comment 10. We partially reissue comment eight of our letter dated May 11, 2011. Please explain the inaccurate use of the name Clenergen Biopower. The Form 8-K filed by Clenergen on November 10, 2009 and periodic reports after that Form 8-K clearly disclose that Clenergen BioPower was a subsidiary. We also note that Mr. Kohn was a director during that time period and signed the Form 10-K for the year ended October 31, 2009 as a director. Please explain the inconsistency between the disclosure and explain Mr. Kohn’s signing of the Clenergen’s Form 10-K. In this regard, it is also unclear why you have deleted the first two sentences of the penultimate paragraph on page 22. Please bring back such disclosure or advise.

Response:  In response to this comment, please note that there is no inaccurate use of the name “Clenergen BioPower”.  Further, please note that Mr. Kohn signed the Form 10-K as a director for the fiscal year ended October 31, 2009 which was proper at the time of his signature and stated that Clenergen formed a subsidiary “Clenergen Biopower”.

In Clenergen’s Form 10-K for the fiscal year ended October 31, 2010, which Mr. Kohn did not sign, as he was no longer a Director on February 14, 2011 when it was filed, Clenergen stated that “We formed BioPower Corporation (formerly, Clenergen BioPower Corporation) (“BioPower”) in October 2009 for the purpose of establishing a market presence in North America.”  We are saying that statement is relating the present Biopower Corporation to Clenergen Biopower Corporation’s intent in 2009 and is not the same statement Clenergen disclosed in the 2009 8K or 2009 10K.   Only Clenergen Biopower was used in 2009, not Biopower.

Comment 11. We note the source cited in response to comment 12 of our letter dated May 11, 2011. Please provide the citation to where such information may be located, including a website if available. Provide us supplementally with a copy of this information upon which you rely.

Response: In response to this comment, please note that the article is attached hereto as Attached A.

Comment 12. We note your deletion of the statement from the first paragraph of page 33 that Green Oil “will have seed available for our use as required.” Please revise to provide additional detail on the sources and availability of SilverLeaf seedlings from Green Oil.

Response: In response to this comment, we have revised the disclosure on page 33.

Security Ownership of Certain Beneficial Owners and Management, page 42

Comment 13. We partially reissue comment 20 of our letter dated May 11, 2011. Please revise to clarify footnote five to state, if true, that the new column refers to the percentage of all stock (or such similar statement) entitled to vote on matters presented to shareholders for approval. Furthermore, please reconcile your disclosure in footnote six that refers to the percentage of common stock held by officers and directors as a group as 41.9% with your tabular disclosure that refers to 41.72%. Finally, given your description of the new column in footnote five, it appears that the penultimate row in the new column should refer to the total voting percentage of directors and officers as a group, rather than their voting percentage based on common stock ownership alone. Lastly, both tables should reflect both the percentage columns. Please revise or advise.

Response:        In response to this comment, we have made the revisions requested.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

Peter J. Gennuso

CC: Robert Kohn, CEO

BIOENERGY International
www.bioenergyinternational.com

Pellets Business

Gordon Murray is executive director of the Wood Pellet Association of Canada. He can be contacted by telephone at 250-837-8821 or by email at gordon@pellet.org. He visited the Korean conference in Incheon Metropolitan City.

The Korean Pellets industry has started but will not be able to cope with large demand that is forecasted. Already 2012 around 1 million tons may be needed and 2020 up to 9 million ton could be needed.

After a dramatic entrance orchestred by canons from the North, Canadian Wood pellet Association director Gordon Murray arrived to the bioenergy conference in Incheon Metropolitan City.

The Koreans wanted to learn from European and Canadian experience.

On the conference the Korean policy also was presented, a program which includes a massive crash program on renewables.

The 374 largest companies including the power sector have been directed to initiate meaningful emissions reduction starting already in 2012.

South Korea moving to Pellets

Who knew that being executive director of the Wood Pellet Association of Canada could be a hazardous job?

On the afternoon of November 23, 2010 I flew from Beijing over Yeonpyeong Island en route to Incheon City, South Korea, just 50 miles to the east. Imagine my surprise when I arrived at my hotel and turned on the news to discover that while we were up above, North Korea had been firing dozens of artillery shells at the island and South Korea was returning fire!

Fortunately things seemed later to calm down, but it was a dramatic time.

The purpose of my trip was to promote Canadian wood pellets to South Korea and to give a presentation at a biomass energy seminar hosted by Incheon Metropolitan City. The South Koreans wanted to learn about European experiences with biomass energy, particularly co-firing, and about Canada as a potential source of wood pellets.

South Korea is the world's tenth largest energy consumer, fifth largest oil importer, and second largest coal importer with about 64 percent of electricity produced from fossil fuels.

Great opportunity

South Korea presents a great opportunity for Canadian pellet producers. The country has become serious about reducing greenhouse gas emissions and has committed to a 30 percent reduction in CO_2 emissions from projected levels by 2020.

The government has directed 374 of South Korea's largest companies to reduce emissions by 30 percent by 2020.

The companies, which include 78 petrochemical producers, 57 paper and wood manufacturers, 36 power generators, 34 steel manufacturers, and 31 electronic chip manufacturers, are required to submit action plans to government by mid 2011 and must begin making meaningful emissions reductions starting in 2012.

Renewable portfolio standards

In addition, the government has introduced renewable portfolio standards which require coal power generators to begin producing a minimum of 2 percent renewable energy by 2012, increasing by 0.5 percent per year until 2020 when they will be required to produce a minimum of 10 percent renewable energy.

At least 60 percent of renewable energy is expected to come from biomass, i.e. wood pellets.

Power

The power sector presently consumes 75 million tons of coal annually and with economic growth will likely consume more than 100 million tons by 2020. For 2012, wood pellet consumption by the power sector will likely be at least 1.4 million tons (calculated as 75 million tons of coal times 2% renewable energy times 60% biomass times 1.5 tons of wood pellets per ton of coal).

By 2020, biomass consumption should increase to at least 9 million tons (calculated as 100 million tonnes of coal times 10% renewable energy times 60% biomass times 1.5 tons of wood pellets per ton of coal).

To put this in perspective, the European Union presently consumes about 9 million tonnes of pellets per year.

Although South Korea has a small domestic wood pellet industry, the country is too small to be able to meet any more than a small fraction of its own pellet needs.

Current domestic pro[redacted]duction capacity is abou[redacted] 20,000 tons per year.

Canada is seen as a potentially abundant source of wood pellets for Korea, but will have to compete with countries that are closer including: Southeast Asia (e.g. Vietnam, Cambodia, Laos, Malaysia, and Indonesia), New Zealand, and Australia. Nevertheless, the distance from Vancouver to Incheon is just 8,000 kilometers which is less than half the 16,500 kilometers from Vancouver to Rotterdam which is currently Canada's largest market.

Canadian pellet producers will need to focus on South Korea in 2011. The South Korean coal power producers and the 374 large companies targeted by government will all be scrambling to put plans in place to meet the requirements for 2012.

Canadians need to establish relationships with potential buyers, work on transportation logistics, send test shipments, work out off-take agreements, and establish market share.

By Gordon Murray
BI49/2206/LLJ

Page 24

Bioenergy Inte ational No 49, 1 - 2011 / www.bioenergyinternational.com

— 9MM tons by 2020

— Currently 20,000 tons in COUNTRY